

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

July 6, 2017

Lisa A. Conte
Chief Executive Officer and President
Jaguar Animal Health, Inc.
201 Mission Street, Suite 2375
San Francisco, California 94105

      Re: Jaguar Animal Health, Inc.
               Form 10-K for Fiscal Year Ended December 31, 2016
               Filed February 15, 2017
               File No. 001-36714

Dear Ms. Conte:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           /s/ Joseph McCann for

                           Suzanne Hayes
                           Assistant Director
                           Office of Healthcare & Insurance

cc: Michael Lee, Esq.
       Reed Smith LLP